Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Equity First

Performance First

OFFERING SUMMARY

(Related to the Pricing Supplement No. 2007 – MTNDD192, Subject to Completion, Dated November 27, 2007)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

PACERSSM

             Premium mAndatory Callable

Equity-linked secuRitieS

        % Per Annum PACERSSM Based Upon the

iShares® FTSE/Xinhua China 25 Index Fund

Due 2009

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

November 27, 2007

2	PACERSSM

PACERSSM

Based Upon the

iShares® FTSE/Xinhua China 25 Index Fund

Premium mAndatory Callable

Equity-linked secuRitieS due 2009

This offering summary represents a summary of the terms and conditions of the PACERS. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in the “Preliminary Terms” below.

Overview of the PACERSSM

Premium mAndatory Callable Equity-linked secuRitieS, or PACERSSM, are callable equity-linked investments that offer participation in a portion of the appreciation, if any, of the price of the iShares® FTSE/Xinhua China 25 Index Fund on which the PACERS are based, while also providing limited protection against a decline in that price. The PACERS Based Upon the iShares® FTSE/Xinhua China 25 Index Fund have a maturity of approximately 1.5 years and are issued by Citigroup Funding Inc. Some key characteristics of the PACERS include:

O

Periodic Fixed Payments. The PACERS pay a semi-annual coupon of approximately 8% per annum (to be determined on the Pricing Date) commencing on June     , 2008 up to and including the earlier of (i) any Call Date, or (ii) maturity.

O

Mandatory Call. The PACERS are mandatorily callable by Citigroup Funding on any of the three Call Dates during any of the three semi-annual Call Determination Periods, commencing approximately six months after the Issue Date, if the closing price of the Index Fund Shares on any Call Date is greater than or equal to the closing price of the Index Fund Shares on the Pricing Date. The PACERS will not otherwise be called even if the closing price on any other day is greater than or equal to the Initial Share Price. If mandatorily called, you will receive an amount in cash per PACERS equal to $10 plus the applicable Mandatory Call Premium, which is expected to be approximately (i) 4% to 5% (to be determined on the Pricing Date), if called in June 2008, (ii) 8% to 10% (to be determined on the Pricing Date), if called in December 2008, and (iii) 12% to 15% (to be determined on the Pricing Date), if called in June 2009.

O

No Principal Protection. While the PACERS provide limited protection against the decline in the price of the Index Fund Shares, PACERS are not principal protected. If the PACERS are not called, for each PACERS you hold at maturity you will receive $10 in cash unless the closing price of the Index Fund Shares on any trading day after the Pricing Date up to and including the Valuation Date is less than or equal to approximately 55% (to be determined on the Pricing Date) of the Initial Share Price. In that case, you will receive a fixed number of the Index Fund Shares equal to the Share Ratio ($10 divided by the closing price of the Index Fund Shares on the Pricing Date) (or, if you elect, the cash value of those shares). If you receive a fixed number of Index Fund Shares equal to the Share

PACERSSM	3

Ratio at maturity (or, if you elect, the cash value of those shares) and the price of the Index Fund Shares at maturity (or on the Valuation Date if you elect to receive the cash value of those shares) is less than the Initial Share Price, the amount you receive at maturity for each PACERS will be less than the amount of your initial investment and could be zero, in which case your investment in the PACERS will result in a loss.

The PACERS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS at maturity is not guaranteed.

Types of Investors

The PACERS may be an attractive investment for investors with a neutral to mildly optimistic investment view on the Index Fund Shares who are seeking current income and are also willing to accept risk to the principal invested, including:

O	Investors with neutral to moderate growth expectations for the Index Fund Shares who also seek limited protection against loss

O	Income-oriented equity investors

O

Investors willing to forego potential upside appreciation in the Index Fund Shares in return for a fixed semi-annual coupon and the potential to receive an additional fixed per annum return if the PACERS are called

O	Current or prospective holders of the Index Fund Shares who are willing to accept the downside risk in the Index Fund Shares subject to limited protection against loss

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Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Premium mAndatory Callable Equity-linked secuRitieS (PACERSSM) Based Upon the iShares® FTSE/Xinhua China 25 Index Fund
Index Fund Shares:	iShares® FTSE/Xinhua China 25 Index Fund (NYSE Symbol: “FXI”)
Guarantee:	Any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the PACERS are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Rating of the Issuer’s Obligations:	Aa2/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because the PACERS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest.
Principal Protection:	None.
Pricing Date:	December , 2007.
Issue Date:	Three business days after the Pricing Date.
Valuation Date:	Three business days before the Maturity Date.
Maturity Date:	Approximately 1.5 years from the Issue Date.
Issue Price:	$10 per PACERS
Coupon:	Approximately 8% per annum, payable semi-annually up to and including the earlier of (i) any Call Date or (ii) maturity. If the PACERS are called by us, we will pay interest on the coupon payment date immediately following the relevant Call Date, or in the alternative on the call payment date, if such call payment date does not fall on a coupon payment date.
Amount to Be Received at Maturity:

If not called before the Maturity Date, for each $10 PACERS:

(1) a number of Index Fund Shares equal to the Share Ratio (or, if you exercise your Cash Election Right, the cash value of those shares based on the closing price of the Index Fund Shares on the Valuation Date) if the closing price of the Index Fund Shares on any trading day after the Pricing Date up to and including the Valuation Date has declined by approximately 45% (to be determined on the Pricing Date) or more from the Initial Share Price, or

(2) $10 in cash.

Cash Election Right:	You may elect to receive from Citigroup Funding for each PACERS you hold on the Maturity Date the cash value of the Index Fund Shares you would otherwise be entitled to at maturity. If you elect to exercise the Cash Election Right you must provide timely notice of your election to your broker so that your broker can provide notice of your election to the trustee and the paying agent for the PACERS. You should refer to the section “Description of the PACERS – Determination of the Amount to be Received at Maturity” in the preliminary pricing supplement for more information about the Cash Election Right.
Share Ratio:	A number of Index Fund Shares per PACERS equal to $10 divided by the Initial Share Price (actual ratio to be determined on the Pricing Date).
Initial Share Price:	The closing price of the Index Fund Shares on the Pricing Date.
Mandatory Call Feature:	Mandatorily callable semi-annually in whole, but not in part, on any Call Date if the closing price of the Index Fund Shares on any Call Date is equal to or greater than the Initial Share Price. If we call the PACERS during any Call Determination Period, the related call payment date will be at least three business days after the relevant Call Date or, in the case of the Call Determination Period beginning on June , 2009, at maturity.
Call Dates:	Any trading day during any Call Determination Period on which the PACERS are mandatorily called.
Call Determination Period:	Each of the three-trading-day periods, starting on and including June , 2008, December , 2008, and June , 2009.

PACERSSM	5

Mandatory Call Premium:

(1) Approximately 4% to 5% (to be determined on the Pricing Date), if called in June 2008

(2) Approximately 8% to 10% (to be determined on the Pricing Date), if called in December 2008

(3) Approximately 12% to 15% (to be determined on the Pricing Date), if called in June 2009

Call Price:	(1) $ per PACERS, if called in June 2008 (2) $ per PACERS, if called in December 2008 (3) $ per PACERS, if called in June 2009
Listing:	Application will be made to list the PACERS on the American Stock Exchange under the symbol “PGV.”
Underwriting Discount:	2.25% (including the 2% sales commission described below)
Sales Commission Earned:	$0.20 per PACERS for each PACERS sold by a Smith Barney Financial Advisor.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:

Benefits of the PACERS

O

Current Income.    The PACERS pay a semi-annual coupon of approximately 8% per annum (to be determined on the Pricing Date) commencing on June         , 2008 up to and including the earlier of (i) any Call Date or (ii) maturity.

O

Potential Return Through Mandatory Call Feature.    Citigroup Funding must call the PACERS and pay you an amount in cash equal to $10 plus the applicable Mandatory Call Premium of approximately 8% to 10% per annum on a simple interest basis (to be determined on the Pricing Date), plus any accrued and unpaid interest, if on any Call Date the closing price of the Index Fund Shares is equal to or greater than the Initial Share Price. In this case, your return on the PACERS will be greater than your initial investment, although you will not receive a return of more than approximately 8% to 10% per annum on a simple interest basis (to be determined on the Pricing Date) plus any interest you receive on the PACERS.

O

Protection Against Loss in Limited Circumstances.    If Citigroup Funding does not call the PACERS, at maturity you will receive your original investment in the PACERS even if the closing price of the Index Fund Shares has declined from the Initial Share Price, as long as the closing price of the Index Fund Shares on any trading day after the Pricing Date up to and including the Valuation Date does not decline from the Initial Share Price by the predetermined percentage or more. In this case, you will not suffer the same loss that a direct investment in the Index Fund Shares would produce. However, if the closing price of the Index Fund Shares on any trading day after the Pricing Date up to and including the Valuation Date does decline by the predetermined percentage or more, the amount you receive at maturity may be less than your initial investment and could be zero.

6	PACERSSM

Key Risk Factors for the PACERS

An investment in the PACERS involves significant risks. While some of the risks are summarized below, please review the “Risk Factors Relating to the PACERS” section of the preliminary pricing supplement related to this particular offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

O

Potential for Loss.    If Citigroup Funding does not call the PACERS, the amount you will receive at maturity of the PACERS will depend on the closing price of the Index Fund Shares during the term of the PACERS. If on any trading day after the Pricing Date up to and including the Valuation Date, the closing price of the Index Fund Shares declines from the Initial Share Price by the predetermined percentage or more and the PACERS are not called, you will receive a number of the Index Fund Shares at maturity (or, if you elect, the cash value of those shares) with a value that will likely be less than the amount of your initial investment in the PACERS and which could be zero. In this case your investment in the PACERS will result in a loss, except to the extent of any interest payments on the PACERS.

O

Volatility of the Index Fund Shares.    Historically, the price of the Index Fund Shares has been volatile. From October 8, 2004 to November 26, 2007, the closing price of the Index Fund Shares has been as low as $50.60 and as high as $218.51 per share. As a result, on one occasion from January 1, 2007 to November 26, 2007, the closing price of the Index Fund Shares has been less than 55% of its closing price of $167.80 on November 26, 2007. If we do not call the PACERS, whether you receive an amount at maturity in cash equal to the amount of your initial investment in the PACERS or an amount less than your initial investment depends upon the closing price of the Index Fund Shares on any trading day during the term of the PACERS. The volatility of the price of the Index Fund Shares may result in your receiving a number of the Index Fund Shares at maturity (or, if you elect, the cash value of those shares) with a value less than your initial investment in the PACERS, which will result in a loss, except to the extent of any interest payments on the PACERS.

O

Appreciation May Be Limited.    If the PACERS are mandatorily called, you will receive an amount in cash equal to $10 plus the applicable Mandatory Call Premium. The opportunity to participate in possible increases in the price of the Index Fund Shares is unavailable if the PACERS are mandatorily called because the return you receive will be limited to the applicable Mandatory Call Premium and any interest payments on the PACERS. Your return on the PACERS may be less than your return on a similar security that allowed you to participate more fully in the appreciation of the Index Fund Shares.

O

Potential for a Lower Comparative Yield.    If the PACERS are not mandatorily called (and regardless of whether the closing price of the Index Fund Shares on any trading day after the Pricing Date up to and including the Valuation Date declines by the predetermined percentage or more), the effective yield on the PACERS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Relationship to the iShares® FTSE/Xinhua China 25 Index Fund.    You will have no rights against the iShares® FTSE/Xinhua China 25 Index Fund, the issuer of the Index Fund Shares, even though the market value of the PACERS and the amount you will receive at maturity depend on the price of the Index Fund Shares. The iShares® FTSE/Xinhua China 25 Index

PACERSSM	7

Fund is not involved in the offering of the PACERS and has no obligation relating to the PACERS. In addition, you will have no voting rights and will not receive any dividend or other distributions, if any, with respect to the Index Fund Shares unless and until you receive Index Fund Shares at maturity, if applicable.

O

Value of the Index Fund Shares May Not Completely Track the Value of the FTSE/Xinhua China 25 Index.    Although the trading characteristics and valuations of the Index Fund Shares will usually mirror the characteristics and valuations of the FTSE/Xinhua China 25 Index, the value of the Index Fund Shares may not completely track the value of the FTSE/Xinhua China 25 Index. The Index Fund Shares will reflect transaction costs and fees that are not included in the calculation of the FTSE/Xinhua China 25 Index. Additionally, because the Index Fund Shares do not represent all of the stocks underlying the FTSE/Xinhua China 25 Index but only a representative sample of securities which have a similar investment profile as the stocks underlying the FTSE/Xinhua China 25 Index, the Index Fund Shares will not fully replicate the performance of the FTSE/Xinhua China 25 Index.

O

Conditions in the Chinese and Hong Kong Securities Markets.    Although the market price of the Index Fund Shares may not completely track the value of the FTSE/Xinhua China 25 Index or the price of the stocks underlying the FTSE/Xinhua China 25 Index, the market price of the Index Fund Shares is expected to correspond generally to the value of those publicly traded equity securities in the Chinese and Hong Kong equity markets, as compiled and weighted by the FTSE/Xinhua China 25 Index. Investments in securities linked to the value of the Chinese and Hong Kong markets may be more volatile than the U.S. or other securities markets. Securities prices in China and Hong Kong are also subject to political, economic, financial and social factors that apply in China and Hong Kong. These factors, which could negatively affect those markets include the possibility of changes in Chinese or Hong Kong political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in Chinese and Hong Kong equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Chinese and Hong Kong economies may differ favorably or unfavorably from the U.S. economy.

O

Secondary Market May Not Be Liquid.    Citigroup Funding will apply to list the PACERS on the American Stock Exchange, but the secondary market may not be liquid and may not continue for the term of the PACERS. Although Citigroup Global Markets intends to make a market in the PACERS, it is not obligated to do so.

O

Resale Value of the PACERS May be Lower Than Your Initial Investment.    Due to, among other things, changes in the price of and dividend yield on the Index Fund Shares, interest rates, the earnings performance of the Index Fund Shares, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the PACERS may trade at prices below their initial issue price of $10 per PACERS. You could receive substantially less than the amount of your initial investment if you sell your PACERS prior to maturity.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the PACERS. Further, Citigroup Funding or its affiliates expects to hedge its obligations under the PACERS through the trading of the Index Fund Shares and/or stocks included in the FTSE/Xinhua China 25 Index or derivative instruments relating to the Index Fund Shares, the FTSE/Xinhua China 25 Index or the stocks included in the FTSE/Xinhua China

8	PACERSSM

25 Index. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the PACERS may result in a conflict of interest.

O	Citigroup Inc. Credit Risk. The PACERS are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the PACERS.

PACERSSM	9

Description of the iShares® FTSE/Xinhua China 25 Index Fund

iShares, Inc. and the iShares® FTSE/Xinhua China 25 Index Fund

According to publicly available documents, the iShares® FTSE/Xinhua China 25 Index Fund (the “Index Fund”) is one of numerous separate investment portfolios called “Funds” which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended February 28, 2007) and other information with the SEC. iShares Inc.’s registration statements, reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room in Washington, D.C.

The Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the publicly traded securities included in the FTSE/Xinhua China 25 Index. The Index Fund will invest a minimum of 90% of its assets in the securities of the FTSE/Xinhua China 25 Index or in American Depositary Receipts, Global Depositary Receipts or European Depositary Receipts representing securities in the FTSE/Xinhua China 25 Index. The Index Fund may invest the remainder of its assets in securities not included in the FTSE/Xinhua China 25 Index but which it believes will help it track that index.

The Index Fund uses a “Representative Sampling” strategy to try to track the FTSE/Xinhua China 25 Index, which means it invests in a representative sample of securities in the FTSE/Xinhua China 25 Index, which have a similar investment profile as the FTSE/Xinhua China 25 Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return viability, earnings valuation and yield) and liquidity measures similar to those of the FTSE/Xinhua China 25 Index. The Index Fund’s top portfolio holdings can be found at the iShares® website. Funds like the Index Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the Index Fund’s top holdings may be requested by calling 1-800-iShares.

For information on the FTSE/Xinhua China 25 Index, which the Index Fund seeks to generally track, see “Description of iShares® FTSE/Xinhua China 25 Index Fund—FTSE/Xinhua China 25 Index” in the accompanying preliminary pricing supplement.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of iShares, Inc.’s publicly available documents nor made any due diligence investigation or inquiry of iShares, Inc. in connection with the offering of the PACERS. We make no representation that the publicly available information about iShares, Inc. or the Index Fund is accurate or complete.

The PACERS represent obligations of Citigroup Funding and Citigroup only. The Index Fund, iShares, Inc. and Barclays Global Investors, N.A. are not involved in any way in this offering and have no obligations relating to the PACERS or to holders of the PACERS.

10	PACERSSM

FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is a capitalization-weighted index that consists of the twenty-five largest and most liquid Chinese stocks (Red Chips and H shares) listed and traded on the Hong Kong Stock Exchange. Individual constituent weights are capped at 10% on certain reweighting dates to avoid over-concentration in any single stock. The FTSE/Xinhua China 25 Index was launched on October 5, 2004.

The FTSE/Xinhua China 25 Index is used as the basis for on-exchanges and OTC derivative products, mutual funds and ETFs and is calculated in accordance with the Industry Classification Benchmark, a standard developed in partnership with Dow Jones Indexes. The stocks listed on the FTSE/Xinhua China 25 Index are free-float weighted, liquidity screened, and each issuer is a current constituent of the FTSE All-World Index.

As of October 31, 2007, the five highest weighted constituents of the FTSE/Xinhua China 25 Index were China Mobile (Red Chip) with an index weight of 10.18%; Petrochina (H) with an index weight of 8.95%; China Life Insurance (H) with an index weight of 7.76%; Industrial and Commercial Bank of China (H) with an index weight of 7.29% and China Construction Bank with an index weight of 6.86%. The three largest Industry Classification Benchmark sectors represented in the FTSE/Xinhua China 25 Index as of March 30, 2007 were banks (26.76%), oil and gas producers (16.29%) and life insurance (13.66%). Current information regarding the market value of the FTSE/Xinhua China 25 Index is published daily by FTSE/Xinhua Index Limited on its website.

In order to maintain the representativeness of the FTSE/Xinhua China 25 Index, structural changes to the FTSE/Xinhua China 25 Index as a whole may be made by adding or deleting FTSE/Xinhua China 25 Index component securities. Currently, such changes in the FTSE/Xinhua China 25 Index may only be made on four dates throughout the year: as of the Tuesday after the first Friday of each January, April, July and October using data from the close of business on the next trading day following the third Friday in March, June, September and December.

PACERSSM	11

Historical Data on the Index Fund Shares

The Index Fund Shares are listed on the New York Stock Exchange under the symbol “FXI.” The following table sets forth, for each of the quarterly periods indicated, the high and low sales price for the Index Fund Shares, as reported on the New York Stock Exchange, as well as the cash dividends paid per share of the Index Fund.

Holders of the PACERS will not be entitled to any rights with respect to the Index Fund Shares (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	High	Low	Dividend
	High	Low	Dividend
2004
Quarter
Fourth	$58.86	$50.20	$0.0000

2005
Quarter
First	58.20	51.80	0.0000
Second	57.58	52.50	0.0000
Third	65.90	56.43	0.0000
Fourth	64.67	56.27	1.252361

2006
Quarter
First	74.98	62.40	0.0000
Second	83.90	65.20	0.0000
Third	82.30	73.12	0.0000
Fourth	112.86	80.92	1.305064

2007
Quarter
First	118.03	89.77	0.0000
Second	130.40	103.41	0.0000
Third	183.52	111.25	0.0000
Fourth (through November 26)	218.51	163.51

The closing price of the Index Fund Shares on November 26, 2007 was $167.80.

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The following graph sets forth the daily closing price of the Index Fund Shares, as reported on the NYSE, from October 8, 2004 to November 26, 2007. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of the Index Fund Shares are not indicative of future closing prices for the Index Fund Shares.

Hypothetical Examples

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different closing prices of the Index Fund Shares on the amount you will receive in respect of the PACERS upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

O	Issue Price: $10.00 per PACERS

O	Coupon: 8% per annum, payable semi-annually ($0.80 per PACERS total)

O	Pricing Date: December 14, 2007

O	Settlement Date: December 19, 2007

O	Valuation Date: June 15, 2009

O	Maturity Date: June 18, 2009

O	Initial Index Fund Share Price: $185.00

O	Index Fund Share Price at which a Mandatory Call occurs: $185.00 (the hypothetical Index Fund Share Price)

O	Mandatory Call Premium:

a.	4.50%, if called on any Call Date in June 2008

b.	9.00%, if called on any Call Date in December 2008

c.	13.50%, if called on any Call Date in June 2009

PACERSSM	13

O	Share Ratio: 0.05405 Index Fund Shares per PACERS

O	Annualized dividend yield of the Index Fund Shares: 0.70%.

O

If the PACERS have not been previously called, at maturity, whether you receive Index Fund Shares (or the cash value of those shares at your election) or your initial investment ($10.00 per PACERS) depends on whether the closing price of the Index Fund Shares has declined by 45% or more (to $101.75 or less, the “Downside Trigger Price”) from the Initial Share Price on any trading day after the Pricing Date up to and including the Valuation Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the Initial Share Price; whether the closing price of the Index Fund Shares on any Call Date is greater than or equal to the Initial Share Price, causing the PACERS to be called; and if the PACERS are not called, whether the closing price of the Index Fund Shares on any trading day after the Pricing Date up to and including the Valuation Date has declined by approximately 45% or more (to be determined on the Pricing Date) from the Initial Share Price causing you to receive a fixed number of shares of Index Fund Shares at maturity (or the cash value of those shares at your election).

Additionally, if you elect to receive the cash value of the Index Fund Shares equal to the Share Ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the closing price of the Index Fund Shares on the Valuation Date. This amount will not change from the amount fixed on the Valuation Date, even if the closing price of the Index Fund Shares changes from the Valuation Date to maturity. Conversely, if you do not make a cash election and instead receive a number of the Index Fund Shares at maturity equal to the Share Ratio, the value of those shares at maturity will be different from the value of those shares on the Valuation Date if the closing price of the Index Fund Shares changes from the Valuation Date to maturity.

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PACERS Are Mandatorily Called on any of the Call Dates

The PACERS have not been previously called and the closing price of the Index Fund Shares on the relevant Call Date is equal to or greater than $185.00, the price at which a Mandatory Call occurs. The PACERS are consequently called at the applicable Call Price of $10.00 plus the Mandatory Call Premium per PACERS.

a. If the Call Date occurs in June 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.45. Call Price = $10.00 + $0.45 = $10.45 per PACERS

b. If the Call Date occurs in December 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.90. Call Price = $10.00 + $0.90 = $10.90 per PACERS

c. If the Call Date occurs in June 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.35. Call Price = $10.00 + $1.35 = $11.35 per PACERS

PACERSSM	15

d.      Even if the Downside Trigger Price has been breached, the PACERS will be called on any Trading Day within any Call Determination Period if the Closing Price of the Index Fund Shares on such date is equal to or greater than $185.00, the price at which a Mandatory Call would occur. If the Call Date occurs in June 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.35. Call Price = $10.00 + $1.35 = $11.35 per PACERS

PACERS Are Not Mandatorily Called on any of the Call Dates and Downside Trigger Price is Not Breached

The PACERS are not called on any of the Call Dates, and the closing price of the Index Fund Shares is not less than or equal to 55.00% of the Initial Share Price, or $101.75, on any trading day after the Pricing Date up to and including the Valuation Date.

Since the Closing Price of the Index Fund Shares on any Trading Day after the Pricing Date up to and including the Valuation Date is not less than or equal to $101.75, the amount received at maturity will be $10.00 per PACERS. Amount received at maturity = $10.00 per PACERS

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PACERS Are Not Mandatorily Called on any of the Call Dates and Downside Trigger Price is Breached

The PACERS are not called on any of the Call Dates, and the closing price of the Index Fund Shares is less than 55.00% of the Initial Share Price, or $101.75, on any trading day after the Pricing Date up to and including the Valuation Date. At maturity you will receive for each PACERS a number of the Index Fund Shares equal to the Share Ratio, or 0.05405 Shares (or the cash value of those shares at your election).

Even if the closing price of the Index Fund Shares is greater than $185.00, or the price at which a Mandatory Call occurs, at one or more times on or prior to the Valuation Date, the closing price of the Index Fund Shares is below $185.00 on all of the Call Dates. Consequently, the PACERS will not be called on any Call Date.

If the Closing Price of the Index Fund Shares on any Trading Day from the Pricing Date up to and including the Valuation Date is equal to or less than $101.75, then you will receive at maturity a number of the Index Fund Shares equal to the Share Ratio (or the cash value of those shares at your election). If the Closing Price of the Index Fund Shares on the Maturity Date is $92.50 then the market value of the Index Fund Shares you will receive, based on such Closing Price, will be $5.00. Value of the Index Fund Shares received at maturity = 0.05405 shares * $92.50 = $5.00

PACERSSM	17

Summary Chart of Hypothetical Examples

PACERS are Mandatorily Called

Date on which the PACERS are called	Any Call Date in June 2008	Any Call Date in December 2008	Any Call Date in June 2009 (Downside Trigger Not Breached)	Any Call Date in June 2009 (Downside Trigger Breached)
Hypothetical Initial Share Price	$185.00	$185.00	$185.00	$185.00
Hypothetical lowest closing price on or prior to the Valuation Date	$166.50	$148.00	$153.18	$92.50
Is the hypothetical lowest closing price less than or equal to 55% of the Initial Share Price, or $101.75?	No	No	No	Yes
Hypothetical minimum price at which a Mandatory Call would occur	$185.00	$185.00	$185.00	$185.00
Hypothetical closing price of the Index Fund Shares on the Call Dates	$189.63	$198.88	$223.85	$194.25
Call Price per PACERS	$10.45	$10.90	$11.35	$11.35
Return on the Index Fund Shares (excluding any cash dividend payments)	2.50%	7.50%	21.00%	5.00%
Return on the PACERS (excluding fixed coupon payments)	4.50%	9.00%	13.50%	13.50%
Return on the Index Fund Shares (including all cash dividend payments)	2.85%	8.20%	22.05%	6.05%
Return on PACERS (including fixed coupon payments)	8.50%	17.00%	25.50%	25.50%

PACERS are not Mandatorily Called

	Downside Trigger Not Breached	Downside Trigger Breached
Hypothetical Initial Share Price	$ 185.00	$ 185.00
Hypothetical lowest closing price on or prior to the Valuation Date	$ 129.50	$ 92.50
Is the hypothetical lowest closing price less than or equal to 55.00% of the Initial Share Price, or $101.75?	No	Yes
Will 0.05405 (the Hypothetical Share Ratio) Index Fund Shares be delivered at maturity?	No	Yes
Hypothetical closing price of the Index Fund Shares at maturity	$ 148.00	$ 92.50
Amount Received at Maturity (cash or value of the Index Fund Shares per PACERS)	$ 10.00	$ 5.00
Return on the Index Fund Shares (excluding any cash dividend payments)	-20.00%	-50.00%
Return on the PACERS (excluding fixed coupon payments)	0.00%	-50.00%
Return on the Index Fund Shares (including all cash dividend payments)	-18.95%	-48.95%
Return on the PACERS (either in cash or the market value of the Index Fund Shares, including fixed coupon payments)	12.00%	-38.00%

18	PACERSSM

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the PACERS and that hold PACERS and, if applicable, the Index Fund Shares received at maturity of the PACERS as capital assets.

In purchasing a PACERS, you agree with Citigroup Funding Inc. that you and Citigroup Funding Inc. intend to treat a PACERS for U.S. federal income tax purposes as a derivative financial instrument providing for the future purchase of, or payment based on the value of, the Index Fund Shares. Under such treatment, if you receive Index Fund Shares at maturity, you will not recognize gain or loss on the purchase of the Index Fund Shares and your tax basis in the shares received will be equal to your purchase price for the PACERS. However, there is no assurance that the IRS will agree with this treatment and you may be required by the IRS to recognize gain if the value of the shares of the Index Fund Shares received is greater than your purchase price for the PACERS. If you receive cash instead of the Index Fund Shares at maturity, then under such treatment you will recognize capital gain or loss equal to the amount of cash received at maturity of the PACERS minus your purchase price for the PACERS. Payments of interest on the PACERS will be taxable to a U.S. Holder as ordinary income at the time that such payments are accrued or received in accordance with the U.S. Holder’s method of tax accounting. Upon the mandatory redemption of the PACERS for cash prior to or at maturity, or the sale or other taxable disposition of a PACERS, you will generally recognize capital gain or loss under such treatment equal to the difference, if any, between the amount realized as a result of such mandatory redemption, sale or other taxable disposition and your tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if you have held the PACERS for more than one year at the time of disposition. It is possible that the PACERS would be treated as a constructive ownership transaction with respect to the Index Fund Shares, in which case some of the long-term capital gain, if any, on a PACERS held for more than one year could be recharacterized as ordinary income and any resulting deemed underpayment of tax subject to an interest charge. Due to the absence of authority as to the proper characterization of the PACERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the PACERS should consult his or her tax advisor in determining the tax consequences of an investment in the PACERS.

In the case of a holder of the PACERS that is not a U.S. person, any capital gain realized upon the maturity, sale or other disposition of the PACERS should not be subject to U.S. withholding tax if:

(i)	The holder complies with the applicable certification requirement (including in general the furnishing of an IRS Form W-8 or substitute form)

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(ii)	Such gain is not effectively connected with a U.S. trade or business of such holder, and

(iii)	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the PACERS as long as either (A) (1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the PACERS or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PACERS by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

In the event you receive Index Fund Shares at maturity of the PACERS, the amount you receive will be subject to adjustment for a number of events that modify the Index Fund’s capital or corporate structures. You should refer to the section “Description of the PACERS—Dilution Adjustments” in the preliminary pricing supplement related to this offering for more information. However, the amount you receive at maturity, if applicable, will not be adjusted for other events that may adversely affect the price of the Index Fund Shares, and these other events may have the effect of reducing the amount you receive at maturity on the PACERS if you receive Index Fund Shares.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the PACERS, either directly or indirectly.

PACERSSM is a registered service mark of Citigroup Global Markets Inc.

©2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.